Free Writing Prospectus pursuant to Rule 433 dated January 20, 2026

Registration Statement No. 333-284538

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Market Linked Securities — Auto-callable with Contingent Coupon with Memory Feature and Fixed Percentage Buffered Downside Principal at Risk Securities Linked to a Basket due February 8, 2029

Summary of Terms				Tax consequences:	See “Supplemental Discussion of U.S. Federal Income Tax Considerations” in the accompanying preliminary pricing supplement
Company (Issuer) and Guarantor:	GS Finance Corp. (issuer) and The Goldman Sachs Group, Inc. (guarantor)
Market measure:

An equally weighted basket (the “basket”) comprised of the following basket components (each referred to as a “basket component,” and collectively as the “basket components”). For each basket component, its current Bloomberg ticker and weighting percentage are set forth below:

Underwriting discount:

up to 2.325% of the face amount*; Wells Fargo Securities, LLC (“WFS”) is the agent for the distribution of the securities. WFS will receive the underwriting discount of up to 2.325% of the aggregate face amount of the securities sold. The agent may resell the securities to Wells Fargo Advisors (“WFA”) at the original issue price of the securities less a concession of 1.75% of the aggregate face amount of the securities. In addition to the selling concession received by WFA, WFS advises that WFA may also receive out of the underwriting discount a distribution expense fee of 0.075% for each $1,000 face amount of a security WFA sells.

	Basket Component	Current Bloomberg Ticker	Weighting Percentage
	The common stock of Broadcom Inc.	AVGO UW	50.00%
	A Class A subordinate voting share of Shopify Inc.	SHOP UW	50.00%
Pricing date:	expected to be February 3, 2026
Issue date:	expected to be February 6, 2026
Final calculation day:	expected to be February 5, 2029
Stated maturity date:	expected to be February 8, 2029
Starting level:	100
Basket closing level:

On any calculation day, the product of (i) 100 times (ii) the sum of (a) 1 plus (b) the sum of the products, as calculated for each basket component, of: (1) its basket component return on such day multiplied by (2) its weighting percentage.

* In addition, in respect of certain securities sold in this offering, GS&Co. may pay a fee of up to 0.30% of the aggregate face amount of the securities sold to selected securities dealers in consideration for marketing and other services in connection with the distribution of the securities to other securities dealers.

Hypothetical Payout Profile (Maturity Payment Amount)

If the securities are not automatically called prior to stated maturity and the ending level is less than the downside threshold level, you will have 1-to-1 downside exposure to the decrease in the level of the basket in excess of the buffer amount and will lose some, and possibly up to 80%, of the face amount of your securities at stated maturity.

Any return on the securities will be limited to the sum of your contingent coupon payments, if any. You will not participate in any appreciation of the basket, but you will have 1-to-1 downside exposure to the decrease in the level of the basket in excess of the buffer amount if the ending level is less than the downside threshold level.

You should read the accompanying preliminary pricing supplement dated January 20, 2026, which we refer to herein as the accompanying preliminary pricing supplement, to better understand the terms and risks of your investment, including the credit risk of GS Finance Corp. and The Goldman Sachs Group, Inc.

The securities are part of the Medium-Term Notes, Series F program of GS Finance Corp. and are fully and unconditionally guaranteed by The Goldman Sachs Group, Inc. This document should be read in conjunction with the following:

•
Preliminary pricing supplement dated January 20, 2026
•
WFS product supplement no. 9 dated January 20, 2026
•
Prospectus supplement dated February 14, 2025
•
Prospectus dated February 14, 2025

The estimated value of your securities at the time the terms of your securities are set on the pricing is expected to be between $890 and $920 per $1,000 face amount. See the accompanying preliminary pricing supplement for a further discussion of the estimated value of your securities.

Ending level:	the basket closing level on the final calculation day
Initial basket component price:	with respect to a basket component, the stock closing price of such basket component on the pricing date
Basket component return:

for any calculation day, the “basket component return” with respect to a basket component is the percentage change from its initial basket component price to its stock closing price on that day, measured as follows:

(stock closing price on such day – initial basket component price) / initial basket component price

Basket performance factor:	the ending level divided by the starting level (expressed as a percentage)
Automatic call:

If the basket closing level on any call date is greater than or equal to the starting level, the securities will be automatically called, and on the related call settlement date you will be entitled to receive a cash payment per security in U.S. dollars equal to the face amount plus a final contingent coupon payment and any previously unpaid contingent coupon payments. The securities will not be subject to automatic call until the August 2026 calculation day

Downside threshold level:	80% of the starting level
Buffer amount:	20%
Contingent coupon payment:

Subject to the automatic call, on each contingent coupon payment date, for each $1,000 of the outstanding face amount, you will receive a contingent coupon payment equal to at least $8.334 (equivalent to a contingent coupon rate of at least approximately 10.00% per annum) (set on the pricing date) if, and only if, the basket closing level on the related calculation day is greater than or equal to the coupon threshold level.

 In addition, if the basket closing level on one or more calculation days is less than the coupon threshold level and, on a subsequent calculation day, the basket closing level is greater than or equal to the coupon threshold level, on the contingent coupon payment date related to such subsequent calculation day you will receive the contingent coupon payment due for that subsequent calculation day plus all previously unpaid contingent coupon payments (without interest on amounts previously unpaid)

Coupon threshold level:	80% of the starting level
Call dates:	monthly; the calculation days commencing in August 2026 and ending in January 2029, inclusive
Call settlement date:	the contingent coupon payment date immediately following the applicable call date
Calculation days:	monthly, on the 3rd day of each month, commencing March 2026 and ending January 2029, and the final calculation day
Contingent coupon payment dates:	monthly, on the third business day following each calculation day; provided that the contingent coupon payment date with respect to the final calculation day will be the stated maturity date
Maturity payment amount (for each $1,000 face amount of your securities):
•
if the ending level is greater than or equal to the downside threshold level: $1,000; or
•
if the ending level is less than the downside threshold level: $1,000 × (basket performance factor +buffer amount)

CUSIP:	40058WXP6

The securities have more complex features than conventional debt securities and involve risks not associated with conventional debt securities. See “Risk Factors” in this term sheet and in the accompanying preliminary pricing supplement. This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the securities without reading the accompanying preliminary pricing supplement and related documents for a more detailed description of the basket components, the terms of the securities and certain risks.

About Your Securities

GS Finance Corp. and The Goldman Sachs Group, Inc. have filed a registration statement (including a prospectus, as supplemented by the prospectus supplement, WFS product supplement no. 9 and preliminary pricing supplement listed below) with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus, prospectus supplement, WFS product supplement no. 9 and preliminary pricing supplement, and any other documents relating to this offering that GS Finance Corp. and The Goldman Sachs Group, Inc. have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at sec.gov. Alternatively, we will arrange to send you the prospectus, prospectus supplement, WFS product supplement no. 9 and preliminary pricing supplement if you so request by calling (212) 357-4612.

Risk Factors

An investment in the securities is subject to risks. Many of the risks are described in the accompanying preliminary pricing supplement, accompanying WFS product supplement no. 9, accompanying prospectus supplement and accompanying prospectus. Below we have provided a list of risk factors discussed in the accompanying preliminary pricing supplement (but not those discussed in the accompanying WFS product supplement no. 9, accompanying prospectus supplement and accompanying prospectus). In addition to the below, you should read in full “Selected Risk Considerations” in the accompanying preliminary pricing supplement, “Risk Factors” in the accompanying WFS product supplement no. 9, as well as the risks and considerations described in the accompanying prospectus supplement and accompanying prospectus.

The following risk factors are discussed in greater detail in the accompanying preliminary pricing supplement:

Risks Related to Structure, Valuation and Secondary Market Sales

▪
The Estimated Value of Your Securities At the Time the Terms of Your Securities Are Set On the Pricing Date (as Determined By Reference to Pricing Models Used By GS&Co.) Is Less Than the Original Offering Price Of Your Securities
▪
The Securities Are Subject to the Credit Risk of the Issuer and the Guarantor
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You May Lose a Substantial Portion of Your Investment in the Securities
▪
You May Not Receive a Contingent Coupon on Any Contingent Coupon Payment Date
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A Higher Contingent Coupon, a Lower Coupon Threshold Level and/or a Lower Downside Threshold Level May Reflect Greater Expected Volatility of the Basket, and Greater Expected Volatility Generally Indicates An Increased Risk of Declines in the Level of the Basket and, Potentially, a Significant Loss at Maturity

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Your Securities Are Subject to Automatic Redemption
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The Contingent Coupon Does Not Reflect the Actual Performance of the Basket from the Pricing Date to Any Calculation Day or from Calculation Day to Calculation Day
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The Market Value of Your Securities May Be Influenced By Many Unpredictable Factors
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The Lower Performance of One Basket Component May Offset an Increase in the Other Baset Component
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We Will Not Hold Shares of the Basket Components for Your Benefit
▪
You Have No Shareholder Rights or Rights to Receive Any Basket Component

Risks Related to Tax

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Certain Considerations for Insurance Companies and Employee Benefit Plans
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The Tax Consequences of an Investment in Your Securities Are Uncertain
▪
Foreign Account Tax Compliance Act (FATCA) Withholding May Apply to Payments on Your Securities, Including as a Result of the Failure of the Bank or Broker Through Which You Hold the Securities to Provide Information to Tax Authorities

Wells Fargo Advisors is a trade name used by Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network, LLC, members SIPC, separate registered broker-dealers and non-bank affiliates of Wells Fargo & Company.

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the securities without reading the accompanying preliminary pricing supplement and related documents for a more detailed description of the basket components, the terms of the securities and certain risks.